______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN FINANCIAL
SECURITY AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Financial
Security and Savings Program
Financial Statements as of December 31, 2020 and 2019,
and for the Year Ended December 31, 2020,
Supplemental Schedule as of December 31, 2020,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Administrative Committee and Participants of
Northrop Grumman Financial Security and Savings Program
Falls Church, VA

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 15, 2021
We have served as the auditor of the Plan since 1985.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2020			2019
$ in thousands	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total
Assets:
Investments:
Investment in Northrop Grumman Defined Contribution Plans Master Trust (Note 3)	$212,437	$354,551	$566,988	$202,652	$341,308	$543,960
Short-term investment fund-at fair value	—	1,850	1,850	301	1,839	2,140
Total investments	212,437	356,401	568,838	202,953	343,147	546,100
Notes receivable from participants	—	699	699	—	871	871
Total assets	212,437	357,100	569,537	202,953	344,018	546,971
Liabilities:
Due to Northrop Grumman Retirement Plan “B”	—	—	—	301	—	301
Accrued expenses	14	31	45	1	38	39
Total liabilities	14	31	45	302	38	340
Net assets available for benefits	$212,423	$357,069	$569,492	$202,651	$343,980	$546,631

(1) Non-participant directed
(2) Participant directed
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2020
$ in thousands	Retirement Account (1)	Savings Account (2)	Total
Additions:
Investment income:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$26,669	$34,963	$61,632
Interest income from short-term investment fund	—	10	10
Total investment income	26,669	34,973	61,642
Interest income on notes receivable from participants	—	44	44
Total additions	26,669	35,017	61,686
Deductions:
Benefits paid to participants	10,684	21,731	32,415
Expenses	90	197	287
Total deductions	10,774	21,928	32,702
Increase in net assets before transfers	15,895	13,089	28,984
Transfers to Northrop Grumman Retirement Plan “B”	(6,123)	—	(6,123)
Increase in net assets after transfers	9,772	13,089	22,861
Net assets available for benefits
Beginning of year	202,651	343,980	546,631
End of year	$212,423	$357,069	$569,492

(1) Non-participant directed
(2) Participant directed
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Financial Security and Savings Program (the “Plan” or “FSSP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (the “Company” or “Plan sponsor”) acquired as part of the Company's acquisition of Litton Industries, Inc. The Plan is now closed to new participants and no further contributions are permitted.
Both the savings and employee stock ownership plan features are reported within the Plan's financial statements. The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan holds investments in retirement account assets (“FSSP Retirement Account”) and savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”), as well as a short-term investment fund at the Trustee.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of any Plan earnings from the DC Master Trust. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. Participants are generally entitled to the net of contributions, withdrawals and allocations to the extent of their vesting in the account.
Investment Options
When participants were eligible to contribute to the FSSP, the first 4 percent of employee pre-tax contributions were deposited in the FSSP Retirement Account. The FSSP Retirement deposits are used in the calculation of pension benefits. Participant deposits to the FSSP Retirement Account are invested in the Balanced Fund in the DC Master Trust. Once a participant contributed the full 4 percent to their retirement account, additional pre-tax contributions were deposited into their FSSP Savings Account and could be invested in one or more of the FSSP Savings Account investment options described below. The investment funds are managed by a professional investment manager appointed by Plan management.
Participants may generally change their investment elections in the FSSP Savings Accounts daily. Existing account balances can also be transferred daily, subject to certain restrictions.
Amounts deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions, including withdrawals, distributions, and transfers. The value of each participant's account is dependent upon the number of units purchased to date and the current value of each unit.
U.S. Equity Fund —The U.S. Equity Fund consists predominantly of holdings in large and medium-sized U.S. company stocks. The fund’s objective is to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund invests in a range of fixed-income securities that mature, on average, in eight to ten years. The U.S. Fixed-Income Fund provides direct ownership of fixed income securities.
Stable Value Account (“Stable Value Account”) — Investments in the Stable Value Account primarily include guaranteed investment contracts (“GICs”), cash and cash equivalents. See Note 5 for further information on GICs.
Northrop Grumman Fund (“NG Stock Fund”) — The NG Stock Fund invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher expected revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolio consists of eleven Retirement Path funds spanning to 2065.
All funds may include common/collective trust (“CCT”) funds. These funds manage pooled trust accounts, which group assets together to develop generally larger and more diversified portfolios. These funds may also include short-term investment funds.
Notes Receivable from Participants
Participants may borrow from their vested FSSP Savings Account in accordance with the Plan document, with loans of a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balances. Loans are secured by the balance in the participant's FSSP Savings Account and are issued at an interest rate set at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2020, participant loans were outstanding with maturities through 2025 and interest rates ranging from 4.25 percent to 8.75 percent. As of December 31, 2019, participant loans were outstanding with maturities through 2027 and interest rates ranging from 4.25 percent to 8.75 percent.
Payment of Benefits
Upon termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). In addition, a participant has the option to take the total distribution as an annuity subject to Plan terms. At retirement, a participant may also elect a rollover of his or her FSSP Retirement Account to another Company pension plan. Otherwise, distributions generally begin on a participant's mandatory commencement date. Participants may roll over account balances to individual retirement accounts or another employer's qualified retirement plan.
Distributions from the NG Stock Fund will be paid in cash, stock, or a combination thereof, depending on the participant's election.
Withdrawals
A participant may withdraw all or a portion of his or her vested Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits in accordance with the Plan document, which provides for different rules for withdrawals based on whether or not the participant has reached age 59 1/2.
Administrative Changes due to CARES Act
In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted, and certain provisions of the CARES Act that pertain to retirement plans were implemented. As a result, Plan participants impacted by the Coronavirus disease 2019 ("COVID-19") were able to:
•Defer current active loan payments for the 2020 plan year.
•Suspend 2020 required minimum distributions (“RMD”), or for any RMD made prior to the enactment of the CARES Act, roll the RMD over to another eligible retirement plan within the prescribed timeframe according to IRS notice 2020-23.

2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, U.S. equities, asset-backed securities, common/collective trust funds and a stable value account. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, and risks related to U.S. and foreign government stability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
COVID-19 was first reported in late 2019 and has since dramatically impacted the global health and economic environment, including millions of confirmed cases, business slowdowns or shutdowns, government challenges and market volatility. While Plan operations have not been significantly impacted by COVID-19, the Company and our global community continue to face tremendous challenges and we cannot predict how this dynamic situation will evolve or the impact it will have on the Plan’s financial statements.
Fair Value of Financial Instruments
The Plan measures the fair value of its financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include cash equivalents, short-term investment funds and U.S. equities.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include fixed-income securities based on broker quotes or model-derived valuations.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2020 and 2019.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of GICs held by the Plan through the Stable Value Account of the DC Master Trust, which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4). The GICs are stated at contract value because contract value is the amount that would be received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to the value of initial deposited principal, plus accumulated interest and additional deposits, minus withdrawals and expenses (see Note 5). Plan management provides direction and oversight of the valuation process. The fair value of Plan investments, including the underlying investments in the DC Master Trust, is determined as follows:
Investments in U.S. equity securities, which include common and preferred stock, are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the plan year. Investments in CCT funds are valued based on the net asset value (“NAV”) derived by investment managers, as a practical expedient. Short-term investment funds are valued at amortized cost, which approximates fair value. Fair values for other securities, including U.S. and foreign government, corporate debt, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers or Plan management, as applicable).
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
In performing any valuations or calculations required of the Trustee, the Trustee relies on the prices provided by pricing sources, the investment managers or Plan management as a certification as to the value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold. The unrealized appreciation or depreciation is the aggregate difference between the current fair market value and the cost of investments.
Notes Receivable from Participants
Participant loans are measured at their outstanding balances, plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the Plan for investment management services of $37,000 are presented as an offset to total investment income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $39,000 and $506,000 at December 31, 2020 and 2019, respectively. These amounts continue to accrue investment earnings (losses) until paid.
Transfers
A participant may elect to transfer their vested FSSP Retirement Account balance to the Northrop Grumman Retirement Plan “B” pension plan and elect a lump-sum payment or annuity as permitted by the Plan. The total amount transferred from the Plan to the Northrop Grumman Retirement Plan “B” pension plan was $6.1 million for the year ended December 31, 2020. The total amount payable to the Northrop Grumman Retirement Plan “B” pension plan as of December 31, 2020 and 2019, was $0 and $301,000, respectively.
Accounting Standards Updates
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. Plan management adopted ASU 2018-13 on January 1, 2020 using the retrospective method. The adoption did not have a material impact on the financial statements.
3. INVESTMENTS
The Plan’s investments consist of a divided interest in investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company.

The Plan's total divided interest represents 2 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2020 and 2019. The remaining assets in the DC Master Trust relate to the Northrop Grumman Savings Plan.
The net assets of the DC Master Trust and the Plan's interest in Master Trust balances as of December 31, 2020 and 2019, are as follows:

	Master Trust Balances		Plan's Interest in Master Trust Balances
$ in thousands	2020	2019	2020	2019
Assets
At fair value:
Cash equivalents and short-term investment fund	$140,019	$146,928	$2,455	$2,734
U.S. equities	3,014,688	3,649,721	17,517	21,326
Common/collective trust funds	22,128,785	19,543,274	454,030	426,688
Fixed-income securities
U.S. and foreign government	463,264	453,014	7,498	7,684
Corporate debt	403,118	340,767	6,525	5,780
Asset-backed	392,573	355,846	6,354	6,036
Collateral held under securities lending agreements	964,954	382,503	15,618	6,488
Assets on loan to third-party borrowers	90,227	82,418	1,460	1,398
Total investments at fair value	27,597,628	24,954,471	511,457	478,134
At contract value:
Guaranteed investment contracts	3,873,952	3,579,634	71,535	72,535
Total investments at contract value	3,873,952	3,579,634	71,535	72,535
Receivable from broker for investments sold	785	969	14	19
Dividends, interest, taxes and other receivables	7,203	7,791	144	170
Total assets	31,479,568	28,542,865	583,150	550,858
Liabilities
Collateral held under securities lending agreements	964,954	382,503	15,618	6,488
Due to broker for securities purchased and other payables	31,390	24,096	544	410
Total liabilities	996,344	406,599	16,162	6,898
Net assets of the DC Master Trust	$30,483,224	$28,136,266	$566,988	$543,960
Investment income for the DC Master Trust for the plan year ended December 31, 2020, is as follows:

$ in thousands	2020
Investment income
Net appreciation of investments	$2,705,057
Interest	126,262
Dividends	57,535
Other income	1,528
Investment manager fees	(2,814)
Total investment Income	$2,887,568

4. FAIR VALUE MEASUREMENTS
Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables. The total fair value of these investments is included in the tables below to permit reconciliation of the fair value hierarchy to amounts presented in the investments footnote (Note 3). These investments have no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions. As of December 31, 2020 and 2019, there were no investments expected to be sold at a value materially different than NAV.
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2020:

	2020
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$3,200	$136,819	$140,019
U.S. equities	3,014,688	—	3,014,688
Fixed-income securities
U.S. and foreign government	—	551,359	551,359
Corporate debt	—	405,250	405,250
Asset-backed	—	392,573	392,573
Collateral held under securities lending agreements	—	964,954	964,954
Common/collective trust funds valued using NAV as a practical expedient			22,128,785
Total DC Master Trust at fair value	$3,017,888	$2,450,955	$27,597,628
The table below sets forth the fair value of the short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2020:

	2020
$ in thousands	Level 1	Level 2	Total
State Street Bank and Trust Company short-term investment fund	$—	$1,850	$1,850
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2019:

	2019
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$7,807	$139,121	$146,928
U.S. equities	3,649,721	—	3,649,721
Fixed-income securities
U.S. and foreign government	—	531,386	531,386
Corporate debt	—	344,813	344,813
Asset-backed	—	355,846	355,846
Collateral held under securities lending agreements	—	382,503	382,503
Common/collective trust funds valued using NAV as a practical expedient			19,543,274
Total DC Master Trust at fair value	$3,657,528	$1,753,669	$24,954,471

The table below sets forth the fair value of the short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2019:

	2019
$ in thousands	Level 1	Level 2	Total
State Street Bank and Trust Company short-term investment fund	$—	$2,140	$2,140
5. INTEREST IN GUARANTEED INVESTMENT CONTRACTS
Guaranteed investment contracts consist of fully benefit-responsive wrapper contracts that provide specified interest rates. Realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but are amortized as adjustments to the future interest-crediting rate over a period equal to or less than the duration of the underlying assets. Primary variables affecting the future crediting rate of the wrapper contracts include the current yield of underlying assets, the duration of underlying assets, and the difference between the market value and contract value of underlying assets.
Investments held in guaranteed investment contracts (at contract value) totaled $3.9 billion and $3.6 billion, respectively, as of December 31, 2020 and 2019.
Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.
6. THIRD PARTY BORROWINGS
The DC Master Trust participates in a securities lending program with State Street through the Fixed Income Fund and the separately managed Stable Value Account. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2020	2019
Underlying securities of guaranteed investment contracts	$855,796	$292,269
Fixed-income securities
U.S. and foreign government	88,095	78,372
Corporate debt	2,132	4,046
Total fixed-income securities	90,227	82,418
DC Master Trust Assets on loan to third-party borrowers	$946,023	$374,687
State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The initial collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign equity securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2020, cash and non-cash collateral associated with securities on loan totaled $767 million and $198 million, respectively. As of December 31, 2019, cash and non-cash collateral associated with securities on loan totaled $79 million and $304 million, respectively. All of the securities on loan are collateralized at more than 100%.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee and transactions involving Northrop Grumman Corporation common stock. The NG Stock Fund within the DC Master Trust held 9.9 million and 10.6 million shares of common stock of the Company with a fair value of $3.0 billion and $3.6 billion at December 31, 2020 and 2019, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 0.6 percent at December 31, 2020 and 2019. During 2020, the NG Stock Fund earned dividends of $57.5 million from its investment in Northrop Grumman Corporation common stock.
State Street affiliates managed $1.9 million and $2.1 million of Plan assets held in the short-term investment fund as of December 31, 2020 and 2019, respectively. The Plan paid $8,500 to the Trustee in fees during the year ended December 31, 2020.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to ERISA provisions. Plan participants are already 100 percent vested in their accounts, and there would be no change in benefit payments in the event of the Plan's termination.
9. FEDERAL INCOME TAX STATUS
Each year, the IRS publishes a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list requires plans to be amended for each change, as applicable, to retain its tax exempt status. Management believes the Plan and related trust are currently designed, have been amended, and are being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2020	2019
Net assets available for benefits per the financial statements	$569,492	$546,631
Less amounts allocated to withdrawing participants	(39)	(506)
Net assets available for benefits per Form 5500	$569,453	$546,125
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2020, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$32,415
Add amounts allocated to withdrawing participants at December 31, 2020	39
Less amounts allocated to withdrawing participants at December 31, 2019	(506)
Benefits paid to participants per Form 5500	$31,948
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2020 and 2019, but not yet paid as of that date.

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NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust Retirement Account	$91,919	$212,437
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust Savings Account	**	354,551
*	Plan Participants	Participant loans (maturing from 2021 to 2025 at interest rates ranging from 4.25 percent to 8.75 percent)	**	699
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment fund	**	1,850
	Total		$91,919	$569,537

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

Dated:	June 15, 2021	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Chair, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report